SEC MAIL RECEIVED PROCESSING SECTION FEB 28 2006 WASH. D.C. 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39031

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlegate Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West 40th Street, Fourth Floor

(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mrs. Esther Verdiger 212- 391-7300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leshkowitz & Company, LLP

(Name – *if individual, state last, first, middle name*)

270 Madison Avenue	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 12 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Esther J. Verdiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlegate Securities Ltd., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JOSEPH LEVY
Notary Public, State of New York
No. 01LE6102747
Qualified in Kings County
Commission Expires 12/08/20 07

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

* * * * *

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005 AND 2004

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditor's Report

To the Board of Directors of
Middlegate Securities Ltd.

We have audited the accompanying statements of financial condition of Middlegate Securities Ltd. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
January 31, 2006

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 4,346,727	$ 96,932
Certificate of deposit	-	101,763
Securities owned, at market value	318,186	259,663
Receivable from clearing brokers, net	384,471	1,065,504
Loans receivable from affiliates, including accrued interest of $118,689 and $367,254, respectively	8,246,088	9,279,587
Due from other related parties	453,803	48,303
Due from officers	-	48,000
Prepaid income taxes	123,550	16,410
Prepaid expenses and other current assets	124,585	82,150
Furniture, equipment, computer software, and leasehold improvements, less accumulated depreciation and amortization of $904,589 and $903,921, respectively	334,042	286,147
Restricted collateral deposit	60,000	60,000
Security deposits	32,134	4,911
Total assets	$ 14,423,586	$ 11,349,370

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Liabilities:		
Obligations under capital leases	$ 79,730	$ 84,078
Income taxes payable	-	95,710
Retirement plan contributions payable	128,221	110,852
Accrued expenses payable	310,861	162,820
Deferred rent payable	6,949	27,796
Due to affiliate	1,400,000	-
Due to officers	1,047,500	-
Total liabilities	2,973,261	481,256
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	150,000	150,000
Retained earnings	11,300,325	10,718,114
Total stockholders' equity	11,450,325	10,868,114
Total liabilities and stockholders' equity	$ 14,423,586	$ 11,349,370

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenues:		
Commissions	$ 9,456,269	$ 13,860,877
Principal transactions	(49,659)	437,717
Syndications	1,187,370	19,092
Interest and dividends	3,498,742	1,348,843
Total revenues	14,092,722	15,666,529
Expenses:		
Employee compensation and benefits	7,042,002	6,950,948
Transaction and clearance fees	1,296,072	1,397,064
Charitable contributions	2,321,746	3,976,897
Other operating expenses	1,087,916	1,109,266
Rent and utilities	250,771	211,938
Professional fees	402,983	458,302
Communication and information systems	161,084	125,710
Interest expense	9,715	9,902
Depreciation and amortization	124,096	164,206
Total expenses	12,696,385	14,404,233
Income before provision for income taxes	1,396,337	1,262,296
Provision for income taxes	314,126	391,170
Net income	$ 1,082,211	$ 871,126

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2004	$ 150,000	$ 9,846,988	$ 9,996,988
Net income for the year ended December 31, 2004		871,126	871,126
Balance at January 1, 2005	$ 150,000	$ 10,718,114	$ 10,868,114
Net income for the year ended December 31, 2005		1,082,211	1,082,211
Less distributions to stockholders		(500,000)	(500,000)
Balance at December 31, 2005	$ 150,000	$ 11,300,325	$ 11,450,325

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 1,082,211	$ 871,126
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	124,096	164,206
Deferred rent	(20,847)	(20,846)
Unrealized gain in marketable securities	(153,527)	(15,342)
Changes in assets and liabilities:		
Securities owned, at market value	95,004	409,885
Receivable from clearing brokers, net	681,033	674,991
Interest receivable	28,418	(114,669)
Prepaid income taxes	(107,140)	(16,410)
Prepaid expenses and other current assets	(42,435)	(16,954)
Security deposits	(27,223)	-
Income taxes payable	(95,710)	29,123
Retirement plan contributions payable	17,369	13,148
Accrued expenses payable	148,041	13,583
Net cash provided by operating activities	1,729,290	1,991,841
Cash flows from investing activities:		
Decrease (increase) in short-term investment	101,763	(101,763)
Purchase of fixed assets	(146,382)	(39,853)
Net cash used in investing activities	(44,619)	(141,616)
Cash flows from financing activities:		
Net increase in due from other related parties	(250,000)	(12,500)
Net increase (decrease) in loans receivable from affiliates	445,081	(1,968,010)
Short-term advances from affiliate	1,400,000	-
Short-term advances from officer	1,000,000	-
Principal payments under capital lease obligations	(29,957)	(20,138)
Net cash provided by (used in) financing activities	2,565,124	(2,000,648)
Increase (decrease) in cash and cash equivalents	4,249,795	(150,423)
Cash and cash equivalents at beginning of year	96,932	247,355
Cash and cash equivalents at end of year	$ 4,346,727	$ 96,932

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

NOTES TO FINANCIAL STATEMENTS

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers ("NASD"). The Company clears all its customer transactions through a correspondent broker-dealer on a fully disclosed basis. The Company, a New York State S Corporation, is headquartered in New York City. In December 2004, the Company opened a branch office in Florida to expand its business.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value are also included as revenue from principal transactions.

Syndication revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an agent. Sales concessions are recorded on settlement date.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Depreciation and Amortization - For financial reporting purposes depreciation on furniture, equipment and computer software is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. For tax reporting purposes fixed assets are being depreciated based on accelerated methods in accordance with provisions of the Internal Revenue Code.

Income Taxes - Provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax, since Federal income taxes are imposed on the shareholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Reclassifications - Certain prior year amounts have been reclassified to conform to the December 31, 2005 presentation.

3) OFF-BALANCE-SHEET RISK AND CONCENTRATIONS:

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firms monitor collateral on the customer accounts on a daily basis (See Note 4).

For the years ended December 31, 2005 and 2004, approximately 70% and 60%, respectively, of commission revenues were derived from one customer. In 2005, syndication revenue was primarily derived from a private placement with another company.

The Company maintains its cash balances and temporary cash investments with high credit quality banking institutions located in New York City and Florida. At times the balances may be in excess of the FDIC insurance.

4) RECEIVABLE FROM CLEARING BROKERS:

In March 2005, the Company entered into an agreement with National Financial Services, LLC (NFS), a Fidelity Investments Company, to act as its clearing broker. Prior to this date the Company used Pershing, LLC (Pershing), a member of BNY Securities Group Co., as its sole clearing broker.

The net amounts due from the clearing brokers consist of the balances in the Company's various trading accounts maintained by Pershing and NFS, and are comprised as follows:

	December 31, 2005	December 31, 2004
Due from NFS	$ 283,476	$ -
Due from Pershing	100,995	1,065,504
	$ 384,471	$ 1,065,504

Included in the receivable balance at December 31, 2005 and 2004 are deposits of $100,000 and $100,350 that are required by NFS and Pershing, respectively, for operating the accounts.

5) LOANS RECEIVABLE FROM AFFILIATES:

The Company advances funds to various companies affiliated through common ownership. The loans bear interest based on the Mid Term Applicable Federal Rate, have no definitive due dates and have been personally guaranteed by the shareholders of the Company

pro-rata to their stock ownership in the Company. For the years ended December 31, 2005 and 2004, the effective interest rates were 4.05% and 3.60%, respectively, with related interest income of $353,801 and $305,346, respectively.

6) **SECURITIES OWNED:**

Marketable securities owned consist of trading and investment securities at market values, as follows:

	December 31, 2005	December 31, 2004
US Treasury bills	$ -	$ 49,857
Municipal bonds	10,212	30,569
Corporate stocks	279,204	179,237
Stock warrants	28,770	-
	$ 318,186	$ 259,663

7) **OBLIGATIONS UNDER CAPITAL LEASES:**

Obligations under capital leases consist of various financing arrangements entered into by the Company to acquire certain machinery, equipment and computer software. The financing agreements bear interest rates ranging from 11.4% to 18.7% per annum, with monthly payments ranging from $372 to $1,460, and maturities from November 2006 to April 2008. The obligations totaled $79,730 and $84,078 at December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, property and equipment relating to capital leases was $138,286 and $112,677, respectively. Depreciation of assets recorded under capital leases was $28,053 and $22,484 in 2005 and 2004, respectively.

The following is a schedule of future minimum lease payments as of December 31, 2005:

Year Ending December 31,	Amount
2006	$ 50,415
2007	34,477
2008	5,840
Total minimum lease payments	90,732
Less: interest portion of payments	11,002
Present value of future minimum lease payments	$ 79,730

8) **DUE TO AFFILIATE:**

The balance due at December 31, 2005 in the amount of $1,400,000 represents short-term non-interest bearing advances from an affiliate through common ownership. Subsequently, in January 2006, the balance was paid in full.

9) **DUE TO OFFICERS:**

The balance due at December 31, 2005 in the amount of $1,047,500 represents non-interest bearing advances from stockholders, of which $1,000,000 was subsequently repaid in January 2006.

10) **RETIREMENT PLANS:**

Prior to 2003, the Company had separate profit sharing and money purchase plans for its eligible employees. Effective January 1, 2003, the Company merged the money purchase plan into the profit sharing plan. The Company may, at its discretion, contribute up to 25% of eligible compensation. The retirement plan expense for the years ended December 31, 2005 and 2004 was $338,576 and $318,158, respectively.

11) **COMMITMENTS:**

Leases - The Company currently leases its office space under a ten-year operating lease which expires on April 30, 2006. In accordance with the lease terms at inception, the Company issued a letter of credit in the amount of $100,000 to secure its obligations under the lease. In 2001, the required letter of credit amount was reduced to $60,000. The letter of credit is secured by a certificate of deposit of an equal amount. In accordance with SFAS No. 13 - "Accounting for Leases" the total rental payments are being amortized over the lease term on a straight line basis at $11,538 per month over 120 months.

In July 2000, the Company entered into a lease for storage space requiring $3,750 as a security deposit. The lease agreement is for the period from July 15, 2000 through July 31, 2008 and provides for an annual base rent of $15,000.

In December 2004, the Company entered into a three month lease for temporary office space in Florida with an option to renew at the same rate each month. The lease requires a monthly rental payment of $2,500. The office was occupied until August 2005 at which time the lease was not renewed.

In January 2005, the Company entered into a lease agreement for its permanent office space in Florida requiring monthly rent payments of $6,241 a month with a 4% increase each year. The term of the lease commenced on June 28, 2005 and expires on June 30, 2008. The lease requires a security deposit of $25,000 and has a two year renewal option.

The following is a schedule of future minimum lease payments as of December 31, 2005:

Year Ending December 31,	Amount
2006	$ 142,992
2007	89,892
2008	46,196
	$ 279,080

Rent expense for the years ended December 31, 2005 and 2004 was $221,718 and $187,951, respectively. The rent expense for 2005 and 2004 was offset by $79,400 and $34,500 in sublease rental income, respectively.

12) NET CAPITAL REQUIREMENTS:

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least S250,000, pursuant to the Alternative Standard under paragraph (a)(1)(ii). At December 31, 2005, the Company's net capital of $1,954,561 exceeded minimum requirements by $1,704,561.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

13) CASH FLOW INFORMATION:

(a) For cash flow reporting purposes, the Company considers all highly liquid temporary cash investments with original maturities of three months or less, to be cash equivalents.

(b) Cash payments for interest and income taxes for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Interest	$ **9,715**	$ 9,902
Income taxes	**528,585**	377,393

(c) Noncash investing and financing activities:

During the years ended December 31, 2005 and 2004, the Company entered into capital lease obligations for equipment in the amounts of $25,609 and $54,967, respectively (See Note 7).

During 2005 and 2004, certain officers/stockholders of the Company assumed $60,000 of the balance due from an affiliate resulting in a balance sheet reclassification in each year. In

addition, in 2005, certain officers/stockholders of the Company assumed $500,000 of the balance due from another affiliate, of which $356,500 was treated as a distribution and the remaining $143,500 as a balance sheet reclassification.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MIDDLEGATE SECURITIES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net capital:		
Total stockholders' equity from statement of financial condition		$ 11,450,325
Add: Taxes related to non-allowable assets		31,000
Total capital and allowable credits		11,481,325
Deduct: Non-allowable assets from statement of financial condition:		
Loans receivable from affiliates, including accrued interest of $118,689	$ 8,246,088	
Due from related parties	453,803	
Prepaid income taxes	123,550	
Prepaid expenses and other current assets	124,585	
Furniture, equipment, computer software and leasehold improvements, net	334,042	
Restricted collateral deposit	60,000	
Security deposits	32,134	
Stock warrants	28,770	9,402,972
Net capital before haircuts		2,078,353
Deduct haircuts on securities (computed where applicable pursuant to Rule 15c3-1(c)):		
Municipical bonds	309	
Corporate stock and warrants	123,483	123,792
Net capital		$ 1,954,561
Minimum capital required		250,000
Excess of net capital over minimum requirement		$ 1,704,561

There are no material differences between the audited Computation of Net Capital included above and the corresponding schedule i included in the Company's unaudited Form X-17 A-5 Part IIA filling as of December 31, 2005.

REPORT OF INDEPENDENT AUDITORS
ON INTERNAL CONTROL

LESHKOWITZ & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.

In planning and performing our audits of the financial statements and supplemental schedule of Middlegate Securities Ltd. (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
January 31, 2006